[AIRCASTLE LETTERHEAD]
August 17, 2009
BY FACSIMILE AND EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Pamela A. Long

Re:	Aircastle Limited
Registration Statement on Form S-3 (File No. 333-160122)
Dear Ms. Long:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Aircastle Limited (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-3 (File No. 333-160122) be accelerated to 3:00 p.m. on August 19, 2009 or as soon as practicable thereafter.
     The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company requests that it be notified of such effectiveness by a telephone call to the undersigned at (203) 504-1020 and that such effectiveness also be confirmed in writing.

Very truly yours, Aircastle Limited
By:	/s/ David R. Walton
	Name:	David R. Walton, Esq.
	Title:	Chief Operating Officer, General Counsel and Secretary